03 NOV 12 AM 7:21

03037504

82-3744

TT&T Public Company Limited and Subsidiaries

(Formerly : Thai Telephone & Telecommunication Public Company Limited)

Interim Financial Statements

For the period ended September 30, 2003

and

Review Report of Certified Public Accountant

PROCESSED
NOV 25 2003
THOMSON
FINANCIAL

SUPPL

บริษัท ทีทีแอนด์ที จำกัด (มหาชน)
TT&T PUBLIC COMPANY LIMITED

KPMG

KPMG Phoomchai Audit Ltd.
บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 21 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120

Empire Tower, 21st Floor
195 South Sathorn Road
Yannawa, Sathorn
Bangkok 10120, Thailand

Tel : 66 (2) 677 2000 / 658 5000
Fax: 66 (2) 677 2222 / 658 0665-6
www.kpmg.co.th

REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of
TT&T Public Company Limited
(Formerly : Thai Telephone & Telecommunication Public Company Limited)

I have reviewed the accompanying consolidated balance sheet of TT&T Public Company Limited and its subsidiaries as at September 30, 2003, the consolidated statements of income for each of the three-month and nine-month periods ended September 30, 2003 and 2002, and the consolidated statements of changes in shareholders' equity and cash flows for each of the nine-month periods ended September 30, 2003 and 2002. I have also reviewed the balance sheet of TT&T Public Company Limited as at September 30, 2003, the statements of income for each of the three-month and nine-month periods ended September 30, 2003 and 2002, and the statements of changes in shareholders' equity and cash flows for each of the nine-month periods ended September 30, 2003 and 2002. The management of TT&T Public Company Limited is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard applicable to review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I draw attention to Notes 2, 6, 9, 13, 15 and 18.3 to the financial statements, which refer to the following:

1) Various plans have been undertaken by the Company's management with regard to debt restructuring with major creditors, the restructuring of investment in the subsidiary companies, search for investors and increase in share capital. However, the operations of the Company and its ability to comply with the conditions of the various agreements depends on the continuing economic recovery in Thailand and the Asia Pacific region as well as the success of various plans which the Company's management are undertaking. The financial statements do not include any adjustments relating to the recoverability and classification of assets carrying amounts and classification of liabilities that may be necessary, should the Company be unable to take action as planned.

KPMG

2) As discussed in Note 6 to the financial statements, on March 26, 2002, the Company had novated the debt in relation to the Sale and Purchase by Installment Agreement of Public Phones from TT&T Value Added Service Co., Ltd. (a subsidiary company), at it's book value of Baht 108.3 million (approximately USD 2.4 million). The Company, on March 29, 2002, received a transfer of all assets of this particular subsidiary at the book value of approximately Baht 575 million in accordance with the conditions stipulated in the agreement dated on the Business Transfer Date (March 29, 2002) and in accordance with the Resolution of the Extraordinary General Meeting of Shareholders held on February 20, 2002 as well as the Resolution of Board of Directors Meeting on March 20, 2002. The Company adopted the use of the generally accepted accounting standard in the U.S.A. - APB No.16 Interpretation 39 entitled "Transfers and Exchanges Between Companies Under Common Control" for this transaction.

3) As discussed in Note 9 to the financial statements, the Company has settled the debt owed to Provincial Electricity Authority by way of debt (principal and interest) to equity conversion, as stated in the rehabilitation plan, amounting to approximately Baht 268 million. The Company has deposited the relevant share certificates with the Deposit of Property Central Office, Legal Execution Department on December 25, 2002. The Provincial Electricity Authority payable is classified as a "Provision" in the Balance Sheet since the outcome of the Provincial Electricity Authority's appeal to the Supreme Court objecting to the decision of the Central Bankruptcy Court has not yet been finalised.

4) As discussed in Note 13 to the financial statements, the Company is not able to provide reliable estimates of the income from International Long-Distance Telephone calls from neighbouring countries, based on the difference between the number of calls from and to the neighbouring countries through the TOT Gateway. Due to uncertainty as to the value of the income, the Company has not recognised the said income in the financial statements since 2002 until now. For the Audiotex service income, the Company has had ongoing negotiations with TOT Corporation Plc. about the said income sharing and it was agreed in principle in 2003 that the Company will share the income at the same rate as applicable to other value-added services. As agreed, the Company has recorded the income for 1999 to 2002 in the first quarter of 2003 amounting to Baht 60 million. As at December 31, 2002 the Company had not recorded some portion of the said income separately from the Fixed-Line Telephone Service income. Further, the Company had earned income from the other value added services, i.e. T-Pin (Postpaid) service, T-Card (Prepaid) service, Freephone 1800 service, the rates of income sharing for which are being considered by TOT Corporation Plc. Therefore, the Company recorded the income sharing at the same rates applied to the value added services or at the rate initially agreed with TOT Corporation Plc.

5) As discussed in Note 15 to the financial statements, in the fourth quarter of 2001 and the first quarter of 2002 the Company over-recorded income from TOT Corporation Plc. by approximately Baht 42.12 million and Baht 51.25 million, respectively, resulting in the loss in the fourth quarter of 2001 being understated by approximately Baht 42.12 million and the net profit in the first quarter of 2002 being overstated by approximately Baht 51.25 million. This arose because the long-distance call service at economy price does not cover the mobile phone incoming call, and is not included in the service fee charged to TOT. The Company has investigated this matter and reported it to TOT. The Company has made adjustments to the beginning balance of deficit as at January 1, 2002 and the net profit for the first quarter of 2002 to correct the errors.

6) As discussed in Note 18.3 to the financial statements, the Company filed a lawsuit against TOT Corporation Plc. requesting the Central Administration Court to order TOT Corporation PCL to act in compliance with the Joint Operation Agreement Clause 37. In addition, the Company also filed a motion asking the Court to order temporary grievance alleviation and protection methods prior to giving judgement. The Court accepted the Company's case into consideration on August 5, 2003 and issued an order to start legal proceedings.

TT&T PUBLIC COMPANY LIMITED

I have previously audited the consolidated financial statements of TT&T Public Company Limited and its subsidiaries for the year ended December 31, 2002, and the financial statements of TT&T Public Company Limited for the same period in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated February 12, 2003, with emphasis on the impact of the uncertainty of the economic situation, the debt novation and transfer of all assets from the subsidiary, settlement of the Provincial Electricity Authority's debt, correction of the error of income from TOT Corporation Plc. and uncertainty of the amount of income from Audiotex service and International Long-Distance Telephone call from neighbouring countries. The consolidated balance sheet and the balance sheet of TT&T Public Company Limited as at December 31, 2002, which have been presented herein for comparative purpose, are components of those financial statements which I have audited and reported thereon. I have not performed any audit procedures subsequent to the date of that report.

(Somboon Supasiripinyo)
Certified Public Accountant
Registration No. 3731

KPMG Phoomchai Audit Ltd.
Bangkok
October 28, 2003

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

BALANCE SHEETS

AS AT SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

ASSETS

		In Thousand Baht			
		Consolidated		The Company Only	
	Notes	September 30, 2003 "Unaudited" "Reviewed"	December 31, 2002 "Audited"	September 30, 2003 "Unaudited" "Reviewed"	December 31, 2002 "Audited"
CURRENT ASSETS					
Cash on hand and in banks	16	2,465,143	1,286,810	2,395,644	1,226,475
Short-term investments	16				
- Fixed deposits		63,386	59,739	51,708	51,708
- Short-term investments in promissory notes		780,000	815,000	720,000	720,000
Trade accounts receivable - net	5	1,310,365	1,843,691	1,310,365	1,843,691
Receivable from subsidiaries	4	-	-	3,787	2,322
Accounts receivable - Others (net of allowance for doubtful accounts of approximately Baht 75 million)		71,321	79,548	20,398	39,492
Inventories - net		347,572	450,170	346,435	449,907
Accrued income from telephone services		131,700	216,879	131,700	216,879
Accrued income from long-distance telephone service		37,467	106,016	37,467	106,016
Prepaid long-distance circuit rental		19,065	80,408	19,065	80,408
Prepaid expenses		38,820	81,679	38,586	77,739
Accrued interest receivable		4,408	7,464	4,163	7,200
Deposits and advance payment to subcontractors		47,606	132,871	23,767	123,031
Other current assets		68,400	36,132	52,685	32,478
Total Current Assets		5,385,253	5,196,407	5,155,770	4,977,346

The accompanying notes are an integral part of these financial statements.

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

BALANCE SHEETS

AS AT SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

ASSETS (Continued)

		In Thousand Baht			
		Consolidated		The Company Only	
	Notes	September 30, 2003 "Unaudited" "Reviewed"	December 31, 2002 "Audited"	September 30, 2003 "Unaudited" "Reviewed"	December 31, 2002 "Audited"
NON-CURRENT ASSETS					
Refundable value added tax		7,781	31,250	4,419	13,883
Advance for purchase of equipment		307,980	377,157	307,980	377,157
Dividend receivable	6	-	-	205,200	205,200
Investments in subsidiaries - Equity method	6	-	-	433,302	417,201
Assets not used in operations - net		50,715	51,722	50,715	51,722
Property, plant and equipment - net		3,174,138	2,963,492	3,154,611	2,957,081
Investments in telephone services expansion project - net	7	-	485	-	485
Cost of telephone service expansion project transferred to TOT Corporation Plc. - net	8	33,916,537	35,519,223	34,027,987	35,630,653
Other non-current assets					
Prepaid income tax and withholding tax		396,351	218,987	395,847	218,985
Refundable deposits and others		45,266	50,335	33,749	38,472
Total Non-Current Assets		37,898,768	39,212,651	38,613,810	39,910,839
TOTAL ASSETS		43,284,021	44,409,058	43,769,580	44,888,185

The accompanying notes are an integral part of these financial statements.

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

BALANCE SHEETS

AS AT SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

LIABILITIES AND SHAREHOLDERS' EQUITY

		In Thousand Baht			
		Consolidated		The Company Only	
	Notes	September 30, 2003 "Unaudited" "Reviewed"	December 31, 2002 "Audited"	September 30, 2003 "Unaudited" "Reviewed"	December 31, 2002 "Audited"
CURRENT LIABILITIES					
Accounts payable - trade		305,727	419,733	281,681	403,414
Accounts payable - others		164,174	78,860	154,820	70,544
Current portion of long-term loans	11	691,237	555,046	691,237	555,046
Payable to subsidiary companies	4	-	-	546,500	534,694
Income tax payable		9	2,348	-	-
Accrued long-distance circuit rental expenses		195,836	162,859	195,836	162,859
Accrued conduit rental expenses		-	55,201	-	55,201
Accrued interest expense		48,575	8,257	48,575	8,257
Accrued financial advisory and legal fee expenses		12,347	9,725	12,347	9,725
Accrued expenses		112,203	170,428	100,370	158,413
Advance revenue from data communication network		42,368	46,130	42,368	46,130
Provision	9	630,709	630,709	630,709	630,709
Other current liabilities		145,836	137,538	130,137	120,969
Total Current Liabilities		2,349,021	2,276,834	2,834,580	2,755,961
NON - CURRENT LIABILITIES					
Long-term loans - net of portion presented in current liabilities	11	28,144,784	30,403,818	28,144,784	30,403,818
Total Non-Current Liabilities		28,144,784	30,403,818	28,144,784	30,403,818
Total Liabilities		30,493,805	32,680,652	30,979,364	33,159,779
SHAREHOLDERS' EQUITY					
Authorized Share Capital :					
7,000,000,000 common shares, Baht 10 par value					
Issued and paid-up share capital :					
2,849,496,646 common shares, Baht 10 per share		28,494,967	28,494,967	28,494,967	28,494,967
Premium on share capital		9,360,300	9,360,300	9,360,300	9,360,300
Discount on share capital		(8,881,158)	(8,881,158)	(8,881,158)	(8,881,158)
Retained earnings (deficit)					
Appropriated to Legal reserve		63,358	63,358	63,358	63,358
Deficit		(16,247,251)	(17,309,061)	(16,247,251)	(17,309,061)
Total Shareholders' Equity		12,790,216	11,728,406	12,790,216	11,728,406
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		43,284,021	44,409,058	43,769,580	44,888,185

The accompanying notes are an integral part of these financial statements.

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES "UNAUDITED"

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED) "REVIEWED"

STATEMENTS OF INCOME

FOR EACH OF THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

		In Thousand Baht			
		Consolidated		The Company Only	
	Notes	2003	2002	2003	2002
REVENUES					
Income from Telephone Services					
Expansion Joint - Investment Agreement	15	1,583,576	1,656,478	1,562,255	1,636,983
Sales and service income		76,548	68,013	57,339	44,493
Share of profit from investments recorded by the equity method		-	-	8,005	9,399
Interest income		5,464	7,027	5,175	6,434
Gain on exchange rate - net		785,784	-	785,784	-
Other income	4	2,982	30,646	9,602	31,410
Total Revenues		2,454,354	1,762,164	2,428,160	1,728,719
EXPENSES					
Costs of sales and services		131,661	85,527	28,300	21,345
Operating, administrative and general expenses		561,890	538,807	642,508	571,790
Loss on exchange rate - net		-	739,440	-	739,440
Depreciation and amortization		692,787	642,064	694,441	643,738
Directors' remuneration		2,535	2,215	2,535	2,215
Total Expenses		1,388,873	2,008,053	1,367,784	1,978,528
Profit (Loss) before Interest Expense and Income Tax		1,065,481	(245,889)	1,060,376	(249,809)
Interest Expense		(324,784)	(435,709)	(324,784)	(435,709)
Income Tax		(5,105)	(3,920)	-	-
NET PROFIT (LOSS)		735,592	(685,518)	735,592	(685,518)
Earnings (Loss) per Share (Baht)		0.26	(0.24)	0.26	(0.24)

The accompanying notes are an integral part of these financial statements.

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES "UNAUDITED"

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED) "REVIEWED"

STATEMENTS OF INCOME

FOR EACH OF THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

		In Thousand Baht			
		Consolidated		The Company Only	
	Notes	2003	2002	2003	2002
REVENUES					
Income from Telephone Services					
Expansion Joint - Investment Agreement	15	4,846,495	4,932,095	4,791,259	4,732,178
Sales and service income		199,677	139,965	144,669	63,296
Share of profit from investments recorded by the equity method		-	-	16,101	74,334
Interest income		19,841	22,524	18,392	20,703
Gain on exchange rate - net		1,263,837	376,475	1,263,837	373,135
Other income	4	34,469	93,736	45,235	153,495
Total Revenues		6,364,319	5,564,795	6,279,493	5,417,141
EXPENSES					
Costs of sales and services		300,429	256,700	84,972	34,059
Operating, administrative and general expenses		1,792,307	1,657,636	1,927,622	1,761,530
Depreciation and amortization		2,051,770	1,884,123	2,057,519	1,889,034
Directors' remuneration		7,814	6,406	7,814	6,406
Total Expenses		4,152,320	3,804,865	4,077,927	3,691,029
Profit before Interest Expense and Income Tax		2,211,999	1,759,930	2,201,566	1,726,112
Interest Expense		(1,139,756)	(1,330,965)	(1,139,756)	(1,330,965)
Income Tax		(10,433)	(33,818)	-	-
NET PROFIT		1,061,810	395,147	1,061,810	395,147
Earnings per Share (Baht)		0.37	0.14	0.37	0.14

The accompanying notes are an integral part of these financial statements.

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES "UNAUDITED"

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED) "REVIEWED"

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR EACH OF THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

		In Thousand Baht					
		Consolidated					
		Issued and			Retained Earnings (Deficit)		Total
	Notes	paid-up share capital	Premium on share capital	Discount on share capital	Appropriated	Unappropriated	
Balance as at January 1, 2002							
- before adjustment		28,123,235	9,360,300	(8,689,716)	63,358	(17,835,515)	11,021,662
Correction of fundamental error	15	-	-	-	-	(42,116)	(42,116)
Restated balance		28,123,235	9,360,300	(8,689,716)	63,358	(17,877,631)	10,979,546
Net profit		-	-	-	-	395,147	395,147
Common shares		224	-	(115)	-	-	109
Balance as at September 30, 2002		28,123,459	9,360,300	(8,689,831)	63,358	(17,482,484)	11,374,802
Balance as at January 1, 2003		28,494,967	9,360,300	(8,881,158)	63,358	(17,309,061)	11,728,406
Net profit		-	-	-	-	1,061,810	1,061,810
Common shares		-	-	-	-	-	-
Balance as at September 30, 2003		28,494,967	9,360,300	(8,881,158)	63,358	(16,247,251)	12,790,216

		The Company Only					
		Issued and			Retained Earnings (Deficit)		Total
	Notes	paid-up share capital	Premium on share capital	Discount on share capital	Appropriated	Unappropriated	
Balance as at January 1, 2002							
- before adjustment		28,123,235	9,360,300	(8,689,716)	63,358	(17,835,515)	11,021,662
Correction of fundamental error	15	-	-	-	-	(42,116)	(42,116)
Restated balance		28,123,235	9,360,300	(8,689,716)	63,358	(17,877,631)	10,979,546
Net profit		-	-	-	-	395,147	395,147
Common shares		224	-	(115)	-	-	109
Balance as at September 30, 2002		28,123,459	9,360,300	(8,689,831)	63,358	(17,482,484)	11,374,802
Balance as at January 1, 2003		28,494,967	9,360,300	(8,881,158)	63,358	(17,309,061)	11,728,406
Net profit		-	-	-	-	1,061,810	1,061,810
Common shares		-	-	-	-	-	-
Balance as at September 30, 2003		28,494,967	9,360,300	(8,881,158)	63,358	(16,247,251)	12,790,216

The accompanying notes are an integral part of these financial statements.

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES "UNAUDITED"

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED) "REVIEWED"

STATEMENTS OF CASH FLOWS

FOR EACH OF THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

	In Thousand Baht			
	Consolidated		The Company Only	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net profit	1,061,810	395,147	1,061,810	395,147
Adjustments to reconcile net profit to net cash provided by (used in) operating activities				
Depreciation and amortization	2,062,736	1,936,585	2,057,519	1,889,034
Compound interest	107,277	116,487	107,277	116,487
Provision for doubtful accounts	24,520	4,300	24,520	4,300
Reversal of loss on impairment of assets	-	(1,800)	(16,101)	(1,800)
(Gain) on exchange rates	(1,265,017)	(372,577)	(1,265,017)	(372,577)
Equity in net income of subsidiaries	-	-	-	(74,334)
(Gain) Loss on disposal of fixed assets	7,947	(38,143)	13,245	(19,858)
Profit from Operating Activities before Changes in Operating Assets and Liabilities	1,999,273	2,039,999	1,983,253	1,936,399
Decrease (increase) in operating assets				
Trade accounts receivable	508,152	(156,927)	508,152	(155,711)
Receivable from subsidiaries	-	-	(1,465)	104,292
Accounts receivable - Others	8,881	3,011	19,749	4,321
Inventories	102,597	69,047	103,473	69,596
Prepaid income tax and withholding tax	(177,364)	184,601	(176,862)	184,601
Refundable value added tax	23,468	9,064	9,465	8,280
Other current assets	312,876	22,962	335,209	30,563
Increase (decrease) in operating liabilities				
Accounts payable - trade	(113,908)	22,107	(121,636)	(5,551)
Accounts payable - others	85,313	(21,597)	84,275	94,488
Income tax payable	(2,339)	(47,129)	-	-
Payable to subsidiary companies	-	-	11,806	(97,996)
Accrued long-distance circuit rental expense	32,977	108,000	32,977	108,000
Accrued conduit rental expense	(55,201)	198	(55,201)	198
Accrued interest expense	40,318	54,730	40,318	54,730
Other current liabilities	(51,066)	(44,143)	(50,014)	(22,792)
Net Cash Provided by Operating Activities	2,713,977	2,243,923	2,723,499	2,313,418

The accompanying notes are an integral part of these financial statements.

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES "UNAUDITED"

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED) "REVIEWED"

STATEMENTS OF CASH FLOWS (Continued)

FOR EACH OF THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

	In Thousand Baht			
	Consolidated		The Company Only	
	2003	2002	2003	2002
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of fixed assets	16,469	42,242	9,375	20,962
Increase in short-term investments	(90,355)	(221,708)	(171,708)	(221,708)
Increase in property, plant and equipment	(540,900)	(264,768)	(520,772)	(197,449)
Increase in investment in telephone services expansion project	(83,542)	(94,343)	(83,562)	(95,474)
Decrease (increase) in deposits and others	5,069	(5,360)	4,722	(6,069)
Net Cash Used in Investing Activities	(693,259)	(543,937)	(761,945)	(499,738)
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayment of long-term loans	(964,093)	(617,978)	(964,093)	(617,978)
Proceeds from share capital	-	109	-	109
Net Cash Used in Financing Activities	(964,093)	(617,869)	(964,093)	(617,869)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,056,625	1,082,117	997,461	1,195,811
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,508,518	1,047,892	1,448,183	752,784
CASH AND CASH EQUIVALENTS AT END OF PERIOD	2,565,143	2,130,009	2,445,644	1,948,595

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

1. Cash payments during the periods:				
Interest expense	981,831	1,159,748	981,831	1,159,748
Income tax	187,441	162,585	174,173	81,638
2. Cash and cash equivalents consist of:				
Cash on hand and in banks	2,465,143	1,780,009	2,395,644	1,698,595
Short-term investments with maturity date within 3 months	100,000	350,000	50,000	250,000
	2,565,143	2,130,009	2,445,644	1,948,595

The accompanying notes are an integral part of these financial statements.

1. BASIS OF INTERIM FINANCIAL STATEMENT PREPARATION AND PRINCIPLES OF CONSOLIDATION

The accompanying interim financial statements have been prepared in Thai language, expressed in Thai Baht, and in conformity with generally accepted accounting principles in Thailand.

The interim financial statements have been prepared for providing an update on the financial statements for the year ended December 31, 2002. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended December 31, 2002.

The accounting standards, being adopted by the Company, may not be in conformity with generally accepted accounting principles practiced in other countries and are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Thailand. Accordingly, these interim financial statements have not been designed for those who are not familiar with Thai accounting principles and practices.

Other than those specified in notes to the annual and interim financial statements, all other balances presented in these interim financial statements are prepared under the historical cost basis.

For the convenience of the readers, an English version of interim financial statements has been translated from the Thai version of interim financial statements. Such financial statements have been prepared for domestic reporting purposes.

The accompanying consolidated interim financial statements include the financial statements of TT&T Public Company Limited and its subsidiaries in which the Company has control or invested over 50% of their voting rights. These subsidiaries are detailed as follows:

	Business Type	Country of Registration	Percentage of Holding September 30, 2003	Percentage of Holding December 31, 2002
Subsidiaries				
TT&T Subscriber Services Co., Ltd.	Installation of dropwire and sale of telephone equipment and installation to the subscribers	Thailand	99.993	99.993
TT&T Value Added Service Co., Ltd.	Public telephone in provincial area	Thailand		
	- Directly hold		66.666	66.666
	- Indirectly hold		33.333	33.333
			99.999	99.999

Significant intercompany transactions between the Company and the subsidiary have been eliminated.

2. THE COMPANY'S OPERATIONS

The Company's operations have been affected significantly, and may continue to be affected for the foreseeable future, by the country's unstable economy caused by the currency volatility in the Asia Pacific region. The Company is in the public utilities business that needs large capital investment and loans to import equipment for this project. The volatility in Baht currency and the slowdown in the economic growth in Thailand caused the Company difficulty in repaying some portion of loans due within the third quarter of 1998. However, management believes that the going concern basis of preparation of the financial statements is appropriate because the Company succeeded in debt restructuring with financial creditors and major creditors and also believes that the Company will succeed in debt restructuring with the remaining creditors and will be able to comply with the conditions of the related debt restructuring agreement. Also, the Company has taken certain measures to support the impact of the said economic crisis, such as increasing telephone services income as well as value added service income, especially on data communication and internet related services, by concentration on a marketing strategy in order to increase subscribed lines, especially for the business sector and reducing operating expenses, etc. Therefore, the financial statements do not include any adjustments relating to the recoverability and classification of assets carrying amounts and classification of liabilities that may be necessary had the Company and its subsidiaries not been able to continue as going concerns. Nevertheless, the economic situation is uncertain and may have an effect on the Company 's success in future operations and ability to generate sufficient cash flows from operations to meet the conditions of the debt restructuring agreements. The ultimate outcome of this matter cannot presently be determined. The accompanying financial statements reflect management's current assessments of the impact to date of the economic situation on the financial position of the Company. Actual results could differ from the management's current assessments and such differences could be material.

Progress of Concession Conversion

At present, the government has announced its policy regarding the Joint - Undertaking Concession Conversion which is considered a pressing issue, in order to arrive at an urgent conclusion. According to the 2003 plan of the Ministry of Information Technology and Communication, a summary of the overall guidelines regarding the Joint - Undertaking Concession Conversion was made, such as income sharing, compensation details, assets network and the tax payment standard for various services.

3. SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements have been prepared in accordance with the accounting standards issued by The Institute of Certified Accountants and Auditors of Thailand. The significant accounting policies used to prepare the interim financial statements for the three-month and nine-month periods ended September 30, 2003 and 2002 are similar to those have been applied to the financial statements for the year ended December 31, 2002.

4. TRANSACTIONS WITH RELATED PARTIES

The Company has certain transactions with its subsidiaries and other related companies. Certain portions of the Company's assets, liabilities, sales, other income, costs of sales and selling and administrative expenses represent transactions occurring with its subsidiaries and other related companies. These parties are related through common shareholders and/or directorship.

The Company entered into purchase and installation equipment agreements in Telephone Services Expansion Project of 1.5 million numbers with various related companies. Under the terms of the agreements, the related companies will supply and install the equipment in the system including providing extra services relating to the investment project of 1.5 million numbers. The prices are made through a bidding process and will be used as reference prices in the next pricing.

The Company entered into car and equipment leasing contracts with a subsidiary company to provide the fault complaint reception and dropwire maintenance services. The rental fee is Baht 7.4 million per month.

The Company entered into service and consultancy service agreements with two subsidiary companies. The Company will provide technical assistance and financial, legal and marketing consultancy services to such related companies. Under the terms of the agreements, the Company will receive the service fees at the total amount of Baht 2.5 million per month. In the second quarter of 2002 the Company stopped providing the said services to a subsidiary company, thus reducing the said fees to Baht 1.5 million per month.

The significant balances of assets, liabilities, and other transactions occurring with those parties are shown as follows:

Transactions with related parties for each of the three-month and nine-month periods ended September 30, 2003:

	In Million Baht			
	Consolidated		The Company Only	
	Three-month	Nine-month	Three-month	Nine-month
Subsidiaries				
Purchase and installation dropwire	-	-	30	84
Purchase and outside plant maintenance	-	-	65	94
Cars and equipment rental	-	-	23	67
Consultancy service income	-	-	5	14
Office building rental and service income	-	-	1	4
Purchase and maintenance equipment	-	-	4	9

Transactions with related parties for each of the three-month and nine-month periods ended September 30, 2002:

	In Million Baht			
	Consolidated		The Company Only	
	Three-month	Nine-month	Three-month	Nine-month
Subsidiaries				
Purchase and installation dropwire	-	-	34	97
Purchase and outside plant maintenance	-	-	14	47
Lease line rental and maintenance service income	-	-	-	53
Cars and equipment rental	-	-	23	67
Consultancy service income	-	-	5	17
Office building rental and service income	-	-	1	4
Purchase and maintenance equipment	-	-	4	19

Balances with related parties as at September 30, 2003 and December 31, 2002:

	In Million Baht			
	Consolidated		The Company Only	
	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
Receivable from subsidiary companies				
- TT&T Subscriber Services Co., Ltd.	-	-	4	2
- TT&T Value Added Service Co., Ltd.	-	-	-	-
Total	-	-	4	2
Payable to subsidiary companies				
- TT&T Subscriber Services Co., Ltd.	-	-	80	68
- TT&T Value Added Service Co., Ltd.	-	-	467	467
Total	-	-	547	535

5. TRADE ACCOUNTS RECEIVABLE

As at September 30, 2003 and December 31, 2002, the Company had outstanding balances of trade accounts receivable aged by number of months as follows:

	In Million Baht	
	September 30, 2003	December 31, 2002
Less than and up to 3 months	908.7	1,065.3
Over 3 months to 6 months	57.6	54.0
Over 6 months to 12 months	65.0	120.1
Over 12 months	451.9	752.6
Total	1,483.2	1,992.0
Less Allowance for doubtful accounts	(172.8)	(148.3)
Total Trade Accounts Receivable - Net	1,310.4	1,843.7

The accounts receivable from fault complaint reception and dropwire maintenance services, which have long been overdue amounting to approximately Baht 624.5 million, represent the outstanding accounts receivable from October 2000 to October 2001. The Company had proceeded with collecting the said debt, and gradually received certain repayment of debt in 2003.

As at September 30, 2003 and December 31, 2002, the Company provided allowances for the doubtful receivables of approximately Baht 172.8 million and Baht 148.3 million, respectively. The management believes that the provision is adequate for the possible loss from uncollectible amounts. Besides, the Company has certain means to accelerate the collection including the issuance of legal notices to follow-up the long outstanding balances and referring the cases to Legal Division of TOT Corporation Plc. "TOT".

6. INVESTMENTS RECORDED BY THE EQUITY METHOD

As at September 30, 2003 and December 31, 2002, investments recorded by the equity method consisted of the investments in shares of subsidiaries in the Company's financial statements as follows:

	In Million Baht					
		At Cost Method		At Equity Method		
	Paid-up Capital	September 30, 2003	December 31, 2002	September 30 2003	December 31, 2002	Dividends
Subsidiaries						
TT&T Subscriber Services Co., Ltd.	10	10	10	167	149	-
TT&T Value Added Service Co., Ltd.	150	100	100	266	268	308
Total	160	110	110	433	417	308

At the Extraordinary General Meeting of Shareholders No. 1/2545, held on March 13, 2002, a resolution was passed announcing that TT&T Value Added Services Co., Ltd. approved the interim dividend payment to all shareholders at Baht 20.52 per share for total number of 15 million shares, amounting to Baht 307.8 million.

Transfer of Subsidiary Business

On November 6, 2001, the Company's Board of Directors' meeting approved the resolution to acquire the entire business of TT&T Value Added Service Co., Ltd. (the subsidiary) the approval of which was obtained from the Company's creditors on March 22, 2002.

On March 26, 2002 the Company had novated the debt in relation to the Sale and Purchase by Installment Agreement of Public Phones from TT&T Value Added Services Co., Ltd. (a subsidiary company), at its book value of Baht 108.3 million (approximately USD 2.4 million). The Company, on March 29, 2002, had received a transfer of all assets of this particular subsidiary at the book value of approximately Baht 575 million as per conditions stipulated in the agreement dated on the Business Transfer Date (March 29, 2002) and in compliance with the resolution of the Extraordinary General Meeting of Shareholders on February 20, 2002 as well as the resolution of Board of Directors Meeting on March 20, 2002. The Company adopted the use of the generally accepted accounting standard in the U.S.A. - APB No.16 Interpretation 39 entitled "Transfers and Exchanges Between Companies Under Common Control" for this transaction.

7. INVESTMENTS IN TELEPHONE SERVICES EXPANSION PROJECT

As at December 31, 2002, the outstanding balance of Investments in Telephone Services Expansion Project was in the process of being accepted by TOT, according to the conditions stipulated in the Joint-Undertaking and Investment Agreement for the telephone services expansion project.

8. COST OF TELEPHONE SERVICES EXPANSION PROJECT TRANSFERRED TO TOT CORPORATION PLC.

This account represents amounts being transferred from the accounts "Investments in Telephone Services Expansion Project" and "Deferred Project Cost" based on apportioning the telephone numbers being accepted by TOT. These amounts are amortized over the remaining period of the Concession Agreement with TOT (up to June 2019) commencing from the dates on which the assets or the ownership are transferred.

TOT had already accepted the total telephone network equipment of 1.5 million numbers in the second quarter of 1998. As at December 31, 2002 some transactions of investments in the telephone services expansion project have not been transferred from the account "Investments in Telephone Services Expansion Project" to the account "Cost of Telephone Service Expansion Project Transferred to TOT" amounting to Baht 0.5 million, with the result that no amortization of the said cost of telephone services expansion project has been made. As at September 30, 2003 the account "Investments in Telephone Service Expansion Project" was transferred already to the account "Cost of Telephone Service Expansion Project Transferred to TOT".

9. PROVISION

The Company' s financial statements as at September 30, 2003 and December 31, 2002, have outstanding payable balances to Provincial Electricity Authority ("PEA") for acquiring equipment. These payable balances were included in the rehabilitation plan, which was in the process of judgment from the Official Receiver.

On September 30, 2002 the official receiver instructed the Company to pay the debt, including interest (computed up to May 8, 2000), amounting approximately to Baht 230 million. PEA submitted an appeal to the Central Bankruptcy Court (CBC) requesting the Court to delay the submission date of their appeal against the official receiver's instructions. CBC considered and approved the delay until November 20, 2002 and set the date for considering the appeal to be March 12, 2003, on which date, the Court had instructed submitting a request to close the case by April 24, 2003. On May 28, 2003, CBC issued an order to cancel the appeal of PEA objecting to the official receiver's instruction. On June 24, 2003, PEA submitted an appeal to the Supreme Court objecting to the CBC order.

The Extraordinary General Meeting of Shareholders No. 2/2002, held on December 19, 2002 has passed a resolution to settle the debt owned to PEA of approximately Baht 268 million (being principal and interest calculated up to December 25, 2002) in order to stop ongoing interest being charged by way of the debt to equity conversion. The amount payable to PEA is classified under "provision" since the outcome of PEA's appeal to the Supreme Court objecting to the decision of the CBC has not yet been finalized.

10. DEBT RESTRUCTURING

The creditors and the Company agreed to proceed with filing the petition for the business rehabilitation sponsored by the Central Bankruptcy Court in conformity with Bankruptcy Act B.E. 2542 on May 8, 2000. The Court ordered the Company's rehabilitation and appointed the Company as the planner on May 29, 2000 without any other creditors' objection. The creditors overwhelmingly voted in favor of the plan on December 21, 2000 and the Central Bankruptcy Court approved the Company's plan on December 27, 2000. Based on the Company's rehabilitation plan, the outstanding debts as at September 3, 2001 (Closing Date) which the Company owed to financial creditors, major suppliers, debts to related companies, small contractors and the subordinated loan (excluding debts to bureaucratic creditors) were restructured by partial payment, conversion of loans to the company's common shares and revision of conditions in the loan agreement.

Debts to bureaucratic creditors, such as TOT, PEA and the Revenue Department, will be repaid as set forth in the rehabilitation plan.

Under the debt restructuring agreements, the Company has issued warrants in an amount equal to 10% of the total grossed-up number of ordinary shares of the Company after the debt restructuring of the financial creditors, the major suppliers and the Company's existing shareholders after the Closing Date. These warrants will be granted 50% to creditors and 50% to existing shareholders. These warrants will be exercisable within 5 years after October 1, 2001. Such warrants can only be exercised by means of a cash payment to the Company.

On November 30, 2001, the Company filed a petition for cancellation of business rehabilitation. The court then ordered the approval of the Company's business rehabilitation on December 24, 2001 pursuant to Clause 90/70 under the Bankruptcy Act B.E. 2483.

As part of the Plan, the Company undertakes to issue new common shares in the aggregate amount of Baht 5,000 million with a minimum payment of Baht 3,000 million in cash within a period of 30 months from the Closing Date. A portion of the proceeds of the new equity may be used for debt settlement under the debt restructuring plan and the other portion may be used for capital expenditure in order to enable the Company to compete effectively in new lines of business in a deregulated environment. If the Company cannot increase its share capital by Baht 5,000 million within 24 or 30 months after the Closing Date, the Company shall issue to the Tranche C creditors additional warrants at that time. On September 3, 2003, the date which is 24 months after the Closing Date, the Company had been unable to increase its share capital and so is obliged to issue Tranche C Warrants to Tranch C Creditors. The resolution was passed by the Extraordinary General Meeting of Shareholders No. 1/2003 held on September 30, 2003, to approve the issuance and offering of the Company's share warrants or Tranche C Warrants to Tranche C Creditors as specified in the Company's Rehabilitation Plan in two separate portions. The first portion shall be offered at 25% of total Tranche C Loans as at the date which is 24 months after the Closing Date (First Trigger Date) by December 2003 whereas the 75% of Tranche C Loans as at the date which is 30 months after the Closing Date (Second Trigger Date) shall be offered by March 2004. These warrants have exercise price of Baht 10 per share by cash payment or by exchanging with Tranche C Loans, an exercise ratio at 1 unit of warrant to 1 common share. Further, the Meeting had approved an allocation of approximately 3,721 million reserved ordinary shares by allocating 672 million shares in reserve for the exercise of Tranche C Warrants by Tranche C Creditors and the remaining 3,049 million shares should be reserved for offering to investors on a private placement basis.

11. LONG-TERM LOANS

As at September 30, 2003 and December 31, 2002, long-term loans consisted of:

	In Million Baht	
	September 30, 2003	December 31, 2002
US Dollar loan	15,609	17,357
Baht loan	13,227	13,602
Total	28,836	30,959
Less portion due within one year	(691)	(555)
Total Long-Term Loans - Net	28,145	30,404

USD Loan Agreement
The objective of this agreement is to restructure the existing USD debts that the Company owed to creditors amounting to approximately USD 418.1 million without incurring any new indebtedness. The Company is obliged to repay USD principal in semi-annual installments according to the proportion specified in the agreement. The first installments shall commence on June 30, 2002 and the last installment on June 30, 2017. The USD interest payment calculation shall be divided into market and sub-market portions based on LIBOR rate plus the agreed rate specified in the agreement.

Baht Loan Agreement
The objective of this agreement is to restructure the existing Baht debt that the Company owned to creditors of Baht 13,926.9 million without incurring any new indebtedness. The Company is obliged to repay Baht principal in semi-annual installments, according to the proportion specified in the agreement. The first installment shall commence on June 30, 2002 and the last installment on June 30, 2017. The Baht interest payment calculation shall be divided into market and sub-market portion, based on MLR rate plus or minus the agreed rate specified in the agreement.

12. WARRANTS

The Company had issued and offered Restructuring Plan Warrants, with the following details:

Type of warrant	:	Warrant to purchase new common shares of the Company in named certificates.
Number of units	:	284 million units
Maturity	:	5 years
Offering	:	Offer to creditors of the Company and existing shareholders in their entirety pursuant to the Company's rehabilitation plan.
Offering price	:	Baht 0 per unit
Exercise price	:	Baht 4.85 per share
Exercise right per unit	:	1 unit to 1 common share
Number of common shares allotted and reserved for exercise rights	:	284 million shares
Secondary market	:	The Company registered the warrants as listed securities on the Stock Exchange of Thailand.

During the fourth quarter of 2001, the Company issued 281,155,610 warrant units which will be recorded when the warrant holders exercise their right to buy the Company's common shares. The holder of restructuring plan warrants exercises their right to buy the Company's common shares since the fourth quarter of 2001 until December 31, 2002 as 24,765 units. During the first to the third quarter of 2003, the warrant holders have not exercised their rights.

13. INTERNATIONAL LONG-DISTANCE TELEPHONE INCOME FROM THE NEIGHBOURING COUNTRIES, AUDIOTEX SERVICE INCOME AND VALUE ADDED SERVICES INCOME

International long-distance telephone income from the neighbouring countries

In accordance with the TOT income computation, income from the long-distance telephone services provided to neighbouring countries was computed based on the difference between the number of calls from and to the neighbouring countries through the TOT Gateway. The Company will recognize the above-stated income for the year 2002 until present as and when it can reliably be assessed.

Audiotex Service Income

At September 30, 2003 and December 31, 2002, cash received from Audiotex service amounted to approximately Baht 217 million and Baht 184 million, respectively. Of these amounts, 60% will be paid to other operators and the remaining 40% will be subject to the income-sharing scheme. This cash is held by TOT according to the pending negotiations. The Company had on many occasions negotiated with TOT about the said income sharing in a meeting, at which it was agreed in principle that the income sharing will be made to the Company at the same rate as applicable to other value-added services. Therefore, the Company had recorded the income of year 1999 to 2002 in the first quarter of 2003 in the amount of Baht 60 million. As at December 31, 2002 the Company had not recorded some portion of the said income separately from the Fixed-Line Telephone Service income.

Further, the Company had earned income from the other value added services, i.e. T-Pin (Postpaid) service, T-Card (Prepaid) service, Freephone 1800 service, the rates of income sharing for which are being considered by TOT. Therefore, the Company recorded the income sharing at the same rates applied to the value added services or at the rate initially agreed with TOT.

14. BONUS SCHEME

In the first quarter of 2003, the Company and its subsidiary paid and recorded a bonus payment to the employees amounting to Baht 97 million. In 2002, the payment of bonus scheme was highly uncertain. Therefore, the Company and its subsidiary did not record the bonus expense in the 2002 financial statements, but recorded it in this period after the approval by the Executive Committee Meeting No. 2/2003, held on February 19, 2003 and the Board of Director Meeting No. 1/2003, held on February 20, 2003.

15. FUNDAMENTAL ERRORS

In the fourth quarter of 2001 and the first quarter of 2002 the Company over-recorded income from TOT by approximately Baht 42.12 million and Baht 51.25 million, respectively, causing the loss in the fourth quarter of 2001 to be understated by approximately Baht 42.12 million and the net profit in the first quarter of 2002 to be overstated by approximately Baht 51.25 million. This arose because the long-distance call service at economy price does not cover the mobile phone incoming call, and is not included in the service fee charged to TOT. The Company has investigated this matter and reported it to TOT. The Company has made adjustments to the beginning balance of deficit as at January 1, 2002 and the net profit for the first quarter of 2002 to correct the errors. The impact for Basic Earnings per Share in the first quarter of 2002 are as follows:

	Net Profit Thousand Baht	Earnings Per Share Baht
Net profit - before adjustment entry	295,913	0.11
Adjustment entry	(51,254)	(0.02)
Net profit - as restated	244,659	0.09

16. ASSETS USED AS COLLATERAL

As at September 30, 2003 and December 31, 2002, the Company's current accounts, savings accounts, fixed deposit accounts, and short-term investments in promissory notes amounting to Baht 3,141 million and Baht 1,981 million respectively, have been pledged as collateral to all creditors. The Company has no constraints in the utilization of these deposits but they are subject to annual creditors' approval before utilization.

17. SEGMENT INFORMATION

The Company was registered for the purpose of joint-undertaking of investment in the expansion project of telephone services with TOT in the provincial areas including the installation of the telephone number. The management considers the operations as one business and the operations of the subsidiaries are complementary with the Company's business of servicing telephone subscribers. For this reason, the management considers this as one segment of operation. In addition, in the term of areas of services and marketing areas, the management also considers this as one segment of operation because the Company and subsidiaries operate only in the Kingdom of Thailand.

18. OBLIGATIONS AND CONTINGENT LIABILITIES

18.1 As at September 30, 2003 and December 31, 2002, the Company and its subsidiary were contingently liable to a local bank for the letter of guarantee issued by the said bank in favour of another government unit and the contractor companies amounting to approximately Baht 70 million and Baht 67 million respectively, as collateral for the Company and subsidiary compliance with the terms of the agreement.

18.2 The Company was contingently liable to the Revenue Department for tax audits for the years 1993 to 1998. The Company has appealed and incorporated this dispute into the rehabilitation proceeding. On July 30, 2001, the official from Seizure Department ordered the Company to pay corporate income tax for the year 1994 amounting to approximately Baht 91.2 million and value added tax and the related penalty amounting to approximately Baht 22.6 million to the Revenue Department and omit the payment of Specific Business Tax for the year 1994 to 1998 amounting to approximately Baht 78.5 million. On September 21, 2001, the Revenue Department has objected to the Seizure Official's order to the Central Bankruptcy Court in case of Specific Business Tax omission payment.

The Company received the appeal judgment from the Appeal Committee of the Revenue Department dated September 11, 2001, which ordered the Company to pay corporate income tax, penalty, and surcharge amounting to approximately Baht 91.2 million and the Specific Business Tax, penalty, and surcharge amounting to approximately Baht 78.5 million. However, a 50% discount was given on the penalty charges on Specific Business Tax so the remaining amount to be paid was approximately Baht 51.7 million. The Company has submitted an appeal to Central Tax Court to object to the judgment on the Specific Business Tax.

The Company accrued the Specific Business Tax, together with the fine and surcharge, totalling Baht 51.7 million and the Company requested for tax relief for which a letter of guarantee to the Revenue Department has been issued. The Tax Court dismissed the appeal submitted by the Company. The Company therefore re-appealed to the Supreme Court on June 10, 2002. At present the result of the said appeal is not yet known.

During 2003, the Company's corporate tax return of 2001 is being investigated by the Large Business Tax Administration Office. The company calculated and recorded income tax liabilities based on the interpretation under the Revenue Code and information presented by the management concerning the said tax audit.

18.3 The Company filed a lawsuit against TOT Corporation Plc. requesting the Central Administration Court to order TOT Corporation PCL to act in compliance with the Joint Operation Agreement Clause 37 which states that "In case of any change in the status of the TOT, all powers and authorities held by the TOT, including the power to stipulate the maintenance standards, shall not be transferred to any private agency to the extent that the private agency would have the power to supervise and control TT&T. In such event, all of the powers and authorities held by the TOT shall be vested in the Ministry of Transport and Communications". In addition, the Company also filed a motion asking the Court to order temporary grievance alleviation and protection methods prior to giving judgement. The Court accepted the Company's case into consideration on August 5, 2003 and issued an order to start legal proceedings.

19. RECLASSIFICATION OF ACCOUNTS

Certain accounts in the 2002 interim and annual financial statements have been reclassified to conform with the 2003 interim financial statement presentation.